# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unisys Corporation, CIK 0000746838
CUSIP: 909214306
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 801 Lakeview Drive, Suite 100, Blue Bell, Pennsylvania (PA), 19422
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-003371
Filed by CIK 0001167212

## Reporting persons
- NEEDHAM INVESTMENT MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,559,800; sole dispositive power 0; shared dispositive power 5,559,800; aggregate amount beneficially owned 5,559,800 (8% of the class)
- NEEDHAM ASSET MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,559,800; sole dispositive power 0; shared dispositive power 5,559,800; aggregate amount beneficially owned 5,559,800 (8% of the class)
- NEEDHAM AGGRESSIVE GROWTH FUND: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,568,000; sole dispositive power 0; shared dispositive power 4,568,000; aggregate amount beneficially owned 4,568,000 (6.6% of the class)
- GEORGE A. NEEDHAM: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,559,800; sole dispositive power 0; shared dispositive power 5,559,800; aggregate amount beneficially owned 5,559,800 (8% of the class)

## Item 1. Issuer
Name of issuer: Unisys Corporation
Address of issuer's principal executive offices: 801 Lakeview Drive, Suite 100, Blue Bell, Pennsylvania 19422, United States of America

## Item 2. Person Filing
Name of person filing:
Needham Investment Management L.L.C.
Needham Asset Management, LLC
Needham Aggressive Growth Fund
George A. Needham
Address of principal business office or, if none, residence:
Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Asset Management, LLC
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Aggressive Growth Fund
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

George A. Needham
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America
Citizenship:
Needham Investment Management L.L.C. - Delaware
Needham Asset Management, LLC - Delaware
Needham Aggressive Growth Fund - Delaware
George A. Needham - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Needham Investment Management L.L.C. - 5,559,800
Needham Asset Management, LLC - 5,559,800
Needham Aggressive Growth Fund - 4,568,000
George A. Needham - 5,559,800
Percent of class:
Needham Investment Management L.L.C. - 8.0%
Needham Asset Management, LLC - 8.0%
Needham Aggressive Growth Fund - 6.6%
George A. Needham - 8.0%
Sole power to vote or to direct the vote:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Aggressive Growth Fund - 0
George A. Needham - 0
Shared power to vote or to direct the vote:
Needham Investment Management L.L.C. - 5,559,800
Needham Asset Management, LLC - 5,559,800
Needham Aggressive Growth Fund - 4,568,000
George A. Needham - 5,559,800
Sole power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Aggressive Growth Fund - 0
George A. Needham - 0
Shared power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 5,559,800
Needham Asset Management, LLC - 5,559,800
Needham Aggressive Growth Fund - 4,568,000
George A. Needham - 5,559,800

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- NEEDHAM INVESTMENT MANAGEMENT LLC: By: /s/ James W. Giangrasso, James W. Giangrasso / Chief Financial Officer (05/14/2025)
- NEEDHAM ASSET MANAGEMENT, LLC: By: /s/ James W. Giangrasso, James W. Giangrasso / Authorized Person (05/14/2025)
- NEEDHAM AGGRESSIVE GROWTH FUND: By: /s/ James W. Giangrasso, James W. Giangrasso / Chief Financial Officer (05/14/2025)
- GEORGE A. NEEDHAM: By: /s/ George A. Needham, George A. Needham (05/14/2025)